Exhibit 12

The McClatchy Company

COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO

(in thousands of dollars, except ratio data)

	Year Ended
	December 25,	December 27,	December 28,	December 29,	December 30,
	2016	2015	2014	2013	2012
Fixed Charge Computation
Interest expenses:
Net interest expense	$83,168	$85,973	$127,503	$135,381	$151,334
Plus: capitalized interest	323	100	434	798	748
Gross interest	83,491	86,073	127,937	136,179	152,082
Interest on unrecognized tax benefits	(470)	293	(131)	735	11,689
Amortization of debt discount	(3,024)	(3,550)	(6,063)	(6,673)	(9,821)
Interest component of rent expense	5,528	4,319	4,859	4,585	5,666
Total fixed charges	85,525	87,135	126,602	134,826	159,616
Earnings Computation
Income (loss) from continuing operations
before income taxes (1)	(47,258)	(311,959)	607,207	28,103	(27,691)
Earnings of equity investments	(12,492)	(10,086)	(19,084)	(42,651)	(31,935)
Impairment related charge recorded by equity investee (2)	—	7,500	—	—	—
Interest on unrecognized tax benefits	470	(293)	131	(735)	(11,689)
Distributed income of equity investees (3)	6,000	14,960	162,329	42,436	38,600
Add: fixed charges	85,525	87,135	126,602	134,826	159,616
Less: capitalized interest	(323)	(100)	(434)	(798)	(748)
Total earnings (loss) as adjusted	$31,922	$(212,843)	$876,751	$161,181	$126,153

Ratio Of Earnings to Fixed Charges (4)	0.37	—	6.93	1.20	0.79

(1)

The income from continuing operations before taxes in 2015 includes non-cash impairment charges of $304.8 million for goodwill and intangibles, and 2014 includes a gain on sale of our equity investments of $561.0 million.

(2)	Reflects the Company's portion of loss related to an impairment and it is recorded in "Equity income in unconsolidated companies, net" in the Consolidated Statements of Operations.
(3)	The distributed income of equity investees in 2014 includes the Company's portion (approximately $147 million) of Classified Ventures LLP's sale of the Apartments.com business.
(4)	Earnings were inadequate to cover fixed charges by $214 million for the year ended December 27, 2015, as a result of non-cash charges of $304.8 million.